Airspray®

For more information please contact:
Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

PRESS RELEASE

Alkmaar, August 24, 2005

Airspray: Accelerated sales growth first half 2005

- **Sales up 25% to € 21.1 million (H1 2004: €16.9 million)**
- **Net result (IFRS) € 2.6 million. (H1 2004: € 2.6 million)**
- **First market entry into dish detergent (household) segment**
- **Plant expansion in The Netherlands**
- **U.S. molding initiative**
- **Management raises its expectation to at least 20% sales and profit growth for the full year 2005**

Results

Airspray realized particular strong growth during the first half of 2005. Total volume increased 41% resulting in sales revenue growing 25% to € 21.1 million. Gross margin declined from 37% during full year 2004 to 35% in the first half of 2005 (40% 1H '04) due to raw material cost increases, exchange rates differences, volume discounts and in particular product mix effects.

As expected, volume was equally buoyant in both continents, in particular in existing segments like hand soap and reflecting the new entry into the household segment. By geography, in euros, North America realized 58% of the turnover, Europe 37% and other 5% (2004: NA 61%, Europe 34%, other 5%). Operational expenses increased 11%, which was lower than the sales growth. Financing costs, mainly due to the cost of currency instruments Airspray is using, increased significantly.

As a result of the above net result was € 2.6 million, at the same level as the first half 2004. Earnings per share were stable at € 0.49 compared to 2004. During the first six months Airspray invested € 1,6 million primarily in new molds and assembly equipment. Airspray's balance sheet remains very strong with a solvability of 76% (compared to IFRS end of 2004 at 77%).

This is the first time Airspray is reporting according to IFRS regulations. A separate exhibit titled:" IFRS Based reporting for 2004 Airspray N.V." shows the relevant changes and adjustments from Dutch GAAP to IFRS for the financial statements from 1/1/04, 31/12/04 and 1/1/05.

Operational review of first half 2005

Airspray had a strong first half capitalizing on growth in both continents and segment growth in particular in hand soap and new segment growth. Procter & Gamble (P&G) had a significant impact on the overall growth with the majority of the volume in Kandoo kids hand soap and the premier market launches in Dish detergent with leading brands like Fairy in the U.K. and Dawn in the U.S. Plants ran at near capacity and assembly hours were increased where possible during the 2nd quarter. Airspray recently announced the addition of a second assembly plant in Alkmaar and the plans for plant expansion in the U.S.

Regarding new products, Airspray continued its marketing and sales efforts of the new Dual Foamer and Symplicity lotion pump. Earlier this year a unique custom pump was launched in support of the dish detergent segment and later this month first shipments of the WRT6 (Water resistant Table top) are expected.

Airspray®

Turnover per segment

The **skin care segment** in the total mix of Airspray's turnover still accounted for 30% (2004: 36%) in the first half of the year. The share of **hand soap** grew to 32% (2004: 30%) of turnover. **Hair care's** share slightly declined as a percentage of the sales mix to 16% (2004: 20%) and **Sun care's share** to 7%.(2004: 9%) The newly established Household Segment being Dish detergent in particular accounted for 11%. Remaining **other** was 4% (2004: 5%). In Euros all segments grew except sun care.

The two fastest growing segments are hand soap and dish detergent. Hand soap can already be split in 2/3 Adult and 1/3 Kids hand soap. Most notable is that according to IRI (Information Resources, Inc.) in the U.S. weekly sales at retail of instant foaming hand soap has doubled in the last 18 months.

U.S. Dollar

For the first half of 2005, Airspray experienced a negative exchange rate effect on the results compared to last year. As a result of the variety of currency instruments that were bought for the second half, Airspray is by and large covered with dollar instruments for the remainder of the year.

In addition, as a matter of policy as outlined in the annual report, to minimize the effects of a fluctuating dollar in the future, Airspray is buying dollar options each month, 12 months out.

U.S. Molding initiative

Airspray announced today that in an effort to substantially increase the natural hedge to minimize the effect of dollar fluctuations, Airspray will start it's own captive U.S. molding operation. The plan is to start this operation during the first quarter of 2006 and it is the intent to

Airspray®

mold high volume outer parts that are currently imported from European suppliers. Airspray made the decision to start molding since there are no qualified U.S. molders that could match the competitive European part prices and quality. However, Airspray is able to meet these cost targets, furthermore it will have a positive effect on working capital and will limit the cost of hedging.

Outlook

Based on the strong mid-year order book and year-to-date performance, and taking into account factors like the dollar exchange rate, Airspray raises its expectation to at least 20% sales and profit growth for the full year 2005.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 130 people. Airspray is a 'technology-driven' enterprise. During its 20+ year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has four dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT at June 30
In EUR. x 1,000

		2005		2004	growth%
Net sales		**21.073**		**16.879**	**25%**
Cost of sales		- 13.801		- 10.133	36%
Gross margin		**7.272**		**6.746**	**8%**
Selling expenses	- 336		- 323		
G & A expenses	- 2.716		- 2.430		
		- 3.052		- 2.753	11%
Operational result		4.220		3.993	6%
Financial income/expenses		- 332		2	
Result before tax		**3.888**		**3.995**	**-3%**
Tax		- 1.283		- 1.383	-7%
Net profit		**2.605**		**2.612**	**-**
		=======		=======	

RATIOS

	2005	2004	
In EUR.			
Earnings per share (ave.)	0.49	0.49	
Cash flow per share (ave.)	0.69	0.66	
Equity per share (30-6-05)	5.38	5.26	(1-1-05)
In %			
Return on equity	19%	19%	
Gross margin	35%	40%	
Operational margin	20%	24%	
Number of shares (average)	5.298.073	5.287.842	
Number of shares (end)	5.324.206	5.287.842	

Airspray®

CONSOLIDATED BALANCE SHEET
In EUR. x 1,000

ASSETS	30-06-2005		1-1-2005	
FIXED ASSETS				
Intangible fixed assets	2.891		2.565	
Tangible fixed assets	18.439		17.512	
Financial fixed assets	1.586		2.046	
		22.916		22.123
CURRENT ASSETS				
Inventories		4.595		4.052
Receivables				
Debtors	8.239		7.353	
Taxes and social sec.contr.	593		605	
Other receivables	1.194		662	
		10.026		8.620
Cash		265		1.449
Total assets		**37.802**		**36.244**

LIABILITIES	30-06-2005		1-1-2005	
Shareholders' equity		28.646		27.836
Provisions		597		597
Long-term debts		2.249		2.308
Current liabilities				
Trade creditors	3.688		3.488	
Taxes and social sec.contr.	1.252		369	
Other liabilities	1.370		1.646	
		6.310		5.503
Total liabilities		**37.802**		**36.244**

Airspray®

CONSOLIDATED CASH FLOW STATEMENT
First half year in EUR x 1,000

Cash flow from operational activities

	2005	**2004**
Operational result	4.220	3.993
Depreciation/amortisation	1.043	918
	5.263	4.911
Movements in working capital		
Trade accounts receivable	-886	976
Inventories	-543	-960
Trade creditors	200	99
Other receivables and debts	87	-514
	-1.142	-399
Other movements		
Financial income/expenses	-332	2
Tax	-1.283	-1.383
	-1.615	-1.381
Cash flow from business operations	2.506	3.131
Cash flow from investment activities		
Investment in intangible assets	-472	-365
Investment in tangible assets	-1.590	-1.362
Investment in financial assets	460	424
Cash flow from investment activities	-1.602	-1.303
Cash flow from financing activities		
Addition to shareholders'equity	71	45
Proceeds from issuance of shares	598	-
Dividend paid	-3.339	-3.331
Movement in long-term debts	-59	-39
Movement in provision	-	37
Cash flow from financing activities	-2.729	-3.288
Net cash flow	-1.825	-1.460
Exchange rate and conversion difference	641	112
Change in cash items	**-1.184**	**-1.348**

Airspray®

RECEIVED
2005 ... A 10: ...

IFRS-based reporting for 2004 Airspray N.V.

Presentation of financial information for 2004 in accordance with International Financial Reporting Standards

Introduction

Up to 31 December 2004, Airspray N.V. published its financial statements under Generally Accepted Accounting Principles in the Netherlands (NL GAAP). From 2005 onwards, Airspray will issue its consolidated financial statements in accordance with International Accounting Standards (IAS), International Financial Reporting Standards (IFRS)[1], and Interpretations. This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005. Airspray N.V.'s first IFRS results will be those for the half year of 2005, and the Company's first Annual Report under IFRS will be that for 2005. As the Company publishes comparative information for one year in its Annual Report, the transition date to IFRS will be 1 January 2004.

IFRS impact – net income and shareholders' equity slightly up.

This report gives a detailed overview of the consequences for Airspray of accounting under IFRS. In summary, the impact of IFRS on the Company's accounts is an increase in net income for 2004 of EUR 136,000, and an increase in shareholders' equity, at 31 December 2004, of EUR 163,000. This is mainly attributable to the differences in the method of accounting under IFRS for valuation of Intangible assets, Property, plant and equipment.

For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities, and related results. Consequently, volatility of earnings under IFRS could increase in the future. However, there is no impact on the underlying cash flows of the businesses.

Presentation of IFRS-based information

The purpose of this report is to provide information on the impact of the adoption of IFRS on the Company's reported performance and the financial position. It consists of the following:

- changes in accounting principles compared to NL GAAP, due to the adoption of IFRS
- IFRS based balance sheet at 1 January 2004
- reconciliation of shareholders' equity at 1 January 2004
- breakdown of IFRS shareholders' equity at 1 January 2004
- IFRS based statement of income 2004
- reconciliation of full year 2004 net income
- reconciliation of shareholders' equity at 31 December 2004
- breakdown of IFRS shareholders' equity at 31 December 2004
- IFRS-based balance sheet at 31 December 2004 and 1 January 2005
- IFRS-based statement of cash flows for the full year 2004

[1] References to IFRS in this document relate to International Financial Reporting Standards and International Accounting Standards.

Airspray®

The figures in this report have been prepared on the basis of the standards expected to be applicable to the Annual Report on 2005. However, IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB. IFRS could therefore be subject to change. As a consequence, these figures and the discussion in this report should be treated with appropriate caution as they may need to be revised in the light of such changes.
We will update this information for any changes in standards or interpretation as and when these changes are made. The figures in this report are unaudited.

Changes in accounting principles due to adoption of IFRS

For standards not included in NL GAAP, we have adjusted our accounting principles as described below. For accounting principles which we do not expect to change, we refer to our Annual Report 2004, pages 46 and 47.

Intangible assets, Property, plant and equipment.

According to IAS 16 and 38, the costs made to develop, install and assemble the production equipment are to be increased with directly attributable costs.

Financial fixed assets

In accordance with IAS 39 all loans are valued at amortised costs.

Other

In prior years, bonuses were recognised consistently after final approval on a cash base. Under IFRS the best estimate is made for the expected expenses.

Share-based payments

In accordance with NL GAAP, the Company recognised expenses related to stock options as a direct charge to shareholders' equity when the related payments were incurred.

In accordance with IFRS 2, Airspray's stock option plans qualify as so-called cash-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (first spread over the vesting period and later over the remaining life of the options) and recognise a related liability in the balance sheet. This liability at 31 December 2004, amounted to EUR 89,000. The fair value has been calculated using the binomial options valuation model. The charge to income over the relevant option vesting periods is adjusted to reflect actual and expected levels of vesting.

Cumulative translation differences

The Company chose the option in IFRS 1 whereby cumulative translation differences in shareholders' equity are deemed to be zero at the date of transition. The negative NL GAAP balance of EUR 1,174,000 at 1 January 2004, is deducted from "Other reserves".

Airspray®

IFRS standards with a prospective impact

Financial instruments

IFRS as applied for the restated figures of 2004 does not include standards IAS 32 and 39 for financial instruments. Airspray has opted for the transition provision of IFRS 1 to apply these standards as from 1 January 2005. The pre-tax effect of the implementation of IAS 32 and 39 on 1 January 2005, on balance, is an increase to shareholders' equity of Airspray N.V. of EUR 159,000. Details on Airspray's financial instruments can also be found in page 50 of the 2004 Annual Report.

File No. 82-34700

Airspray®

CONSOLIDATED BALANCE SHEET AS AT 1 JANUARY 2004

EUR x 1,000

	IFRS	NL GAAP
ASSETS		
FIXED ASSETS		
Intangible fixed assets	1,872	1,610
Tangible fixed assets	15,629	15,452
Financial fixed assets	2,195	2,571
	19,696	**19,633**
CURRENT ASSETS		
Inventories	**3,210**	**3,210**
Receivables		
Debtors	6,340	6,340
Taxes and soc. sec. contr.	114	114
Other receivables	1,022	1,022
	7,476	**7,476**
Cash	**3,517**	**3,517**
Total assets	**33,899**	**33,836**

LIABILITIES	**IFRS**	**NL GAAP**
Shareholders' equity	**27,491**	**27,553**
Provisions	**371**	**403**
Long-term debt	**2,366**	**2,366**
Current liabilities		
Trade creditors	2,185	2,185
Taxes and soc. sec. contr.	548	548
Other liabilities	938	781
	3,671	**3,514**
Total liabilities	**33,899**	**33,836**

Airspray®

RECONCILIATION OF SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2004

EUR x 1,000

NL GAAP shareholders' equity as at 31 December 2003	**27,553**
Intangible fixed assets	262
Tangible fixed assets	177
Financial fixed assets	-376
Other	-157
Tax	32
IFRS shareholders' equity as at 1 January 2004	**27,491**

SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2004

EUR x 1,000

	IFRS	**NL GAAP**
Issued capital	846	846
Share premium reserve	8,670	8,670
Cumulative translation differences	-	- 1,174
Other reserves and undistributed profits	17,975	19,211
Capital and reserves	**27,491**	**27,553**

Airspray®

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR 2004

EUR x 1,000

	IFRS	NL GAAP
Net sales	**34,467**	**34,467**
Cost of sales	- 21,779	- 21,760
Gross margin	**12,688**	**12,707**
Selling expenses	- 637	- 637
G&A expenses	- 5,234	- 5,312
	- 5,871	**- 5,949**
Operational result	**6,817**	**6,758**
Financial income/expenses	- 151	-301
Result before tax	**6,666**	**6,457**
Tax	- 2,311	- 2,238
Net profit	**4,355**	**4,219**
	=======	=======

RATIOS

	IFRS	NL GAAP
In EUR		
Earnings per share (average)	0,82	0,80
Cash flow per share (average)	1,10	1,10
Equity per share (year-end)	4,60	4,57
Dividend per share	0,63	0,63
In %		
Return on shareholders' equity	18%	17%
Gross margin	37%	37%
Operational margin	20%	20%
Number of shares (average)	5,287,842	5,287,842
Number of shares (year-end)	5,287,842	5,287,842

Airspray®

RECONCILIATION OF NET INCOME FOR FULL YEAR 2004
EUR x 1,000

NL GAAP net income	**4,219**
Intangible fixed assets	111
Tangible fixed assets	66
Financial fixed assets	150
Other	-29
Share-Based payments	-89
Tax	-73
IFRS net income	**4,355**

RECONCILIATION OF SHAREHOLDERS' EQUITY AS AT 31 DECEMBER 2004
EUR x 1,000

NL GAAP shareholders' equity as at 31 December 2004	**27,514**
Intangible fixed assets	373
Tangible fixed assets	243
Financial fixed assets	-226
Other	-186
Tax	-41
IFRS shareholders' equity as at 31 December 2004	**27,677**

SHAREHOLDERS' EQUITY AS AT 31 DECEMBER 2004
EUR x 1,000

	IFRS	**NL GAAP**
Issued capital	846	846
Share premium reserve	8,670	8,670
Cumulative translation differences	- 927	- 2,101
Other reserves and undistributed profits	19,088	20,099
Capital and reserves	**27,677**	**27,514**

File No. 82-34700

Airspray®

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 1 JANUARY 2005
EUR x 1,000

ASSETS	IFRS* 1 JAN.2005	IFRS 31 DEC.2004	NL GAAP 31 DEC.2004
FIXED ASSETS			
Intangible fixed assets	2,565	2,565	2,192
Tangible fixed assets	17,512	17,512	17,269
Financial fixed assets	2,046	1,597	1,823
	22,123	21,674	21,284
CURRENT ASSETS			
Inventories	4,052	4,052	4,052
Receivable			
Debtors	7,353	7,353	7,353
Taxes and soc.sec.contr.	605	605	605
Other receivables	662	952	952
	8,620	8,910	8,910
Cash	1,449	1,449	1,449
Total assets	36,244	36,085	35,695

LIABILITIES	IFRS 1 JAN.2005	IFRS 31 DEC.2004	NL GAAP 31 DEC.2004
Shareholders' equity	27,836	27,677	27,514
Provisions	597	597	557
Long-term debt	2,308	2,308	2,308
Current liabilities			
Trade creditors	3,488	3,488	3,488
Taxes and soc.sec.contr.	369	369	369
Other liabilities	1,646	1,646	1,459
	5,503	5,503	5,316
Total liabilities	36,244	36,085	35,695

* condensed consolidated balance sheet including the adoption of IAS 32 and 39 for financial instruments.

File No. 82-34700

Airspray®

CONSOLIDATED CASH FLOW STATEMENT
EUR x 1,000

Cash flow from operational activities	**IFRS 2004**	**NL GAAP 2004**
Operational result	6,817	6,758
Depreciation/amortisation	1,639	1,620
	8,456	8,378
Movements in working capital		
Trade accounts receivable	-1,013	-1,013
Inventories	-842	-842
Trade creditors	1,303	1,303
Other receivables and debts	105	76
	-447	-476
Other movements		
Financial income/expenses	-151	-301
Tax	-2,311	-2,238
	-2,462	-2,539
Cash flow from business operations	5,547	5,363
Cash flow from investment activities		
Investments in intangible assets	-824	-713
Investments in tangible assets	-3,557	-3,472
Divestments	3	3
Investments in financial assets	598	748
Cash flow from investment activities	-3,780	-3,434
Cash flow from funding activities		
Addition to shareholders' equity	89	-
Dividend paid	-3,331	-3,331
Movement in long-term debts	-58	-58
Movement in provision	227	154
Cash flow from funding activities	-3,073	-3,235
Net cash flow	-1,306	-1,306
Exchange rate and conversion difference	-762	-762
Change in cash items	**-2,068**	**-2,068**
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